SPI Energy Co., Ltd.

4803 Urbani Ave.,

McClellan Park, CA 95652

RE:	SPI Energy Co., Ltd. (“Company”)
Request for Withdrawal Registration Statement on Form F-3
File. no. 333-253233 (the “Registration Statement”)

Ladies and gentlemen:

Pursuant to Securities Act Rule 477, Company respectfully requests withdrawal of the referenced registration statement, declared effective June 28, 2021.

No offers or sales have been made pursuant to the Registration Statement.

Company wishes to withdraw the Registration Statement because: the Registration Statement lacked required financial statements of a significant acquired business; subsequent to the effectiveness of the Registration Statement, Company became a domestic issuer; and the Registration Statement hasn’t been used for more than a year from effectiveness. In these circumstances, at such time as Company will seek public funding, it would like to begin with a “clean slate,” filed on a registration statement for domestic issuers for which Company is eligible.

Very truly yours,

By: /s/Xiaofeng Peng

Name: Xiaofeng Peng

Title: Chief Executive Officer